Exhibit 99.2

SAP Half-Year Report 2026

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Introductory Notes and General Information

This Half-Year Report meets the requirements of German Accounting Standard No. 16 “Half-yearly Financial Reporting” (GAS 16). GAS 16 also governs the Sustainability Information included in the report. We prepared the financial data in the Half-Year Report section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information section.

This Half-Year Report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a Half-Year financial report, and comprises the consolidated Half-Year Management Report, condensed consolidated Half-Year Financial Statements, and the responsibility statement in accordance with the German Securities Trading Act, section 115 (2).

This Half-Year Report updates our Consolidated Financial Statements 2025, presents significant events and transactions of the first half of 2026, and updates the forward-looking information as well as significant non-financial key figures contained in our Management Report 2025. This Half-Year Report only includes half-year numbers. Our quarterly numbers are available in the Quarterly Statements for the first and second quarters of 2026. Both the 2025 consolidated Financial Statements and the 2025 Management Report are part of our Integrated Report 2025, which is available at www.sapintegratedreport.com.

All of the information in this Half-Year Report is unaudited. This means that the information has been subject neither to any audit nor to any review by an independent auditor.

Unless otherwise stated, all figures in this Half-Year Report are based on SAP Group results from continuing operations.

Forward-Looking Statements

This Half-Year Report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, and in the sources mentioned therein.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results (IFRS) section, the Risks and Opportunities section, the Outlook section, and other forward-looking information appearing in other parts of this Half-Year financial report. To fully consider the factors that could affect our future financial results, both our Integrated Report 2025 and our Annual Report on Form 20-F for 2025, should be considered, as well as all of our other filings with the US Securities and Exchange Commission (US SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise, unless we are required to do so by law.

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This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC) and the European Central Bank (ECB). This type of data represents only the estimates of IDC, the ECB, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, the ECB, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation as at June 30, 2026, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This Half-Year Report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information section. For more information about non-IFRS measures, see our SAP Performance Measures on our website.

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Consolidated Half-Year Management Report

Our Product Strategy

As outlined in the SAP Integrated Report 2025, generative and agentic AI are fundamentally reshaping how businesses operate and how end users interact with enterprise software. Across industries, AI is becoming a key driver of business transformation. SAP sees this as a significant and sustained opportunity.

At SAP Sapphire in May 2026, SAP introduced its vision of the Autonomous Enterprise. This vision sets out SAP’s ambition to transform enterprise software from systems of record into systems that sense, reason, and act—enabling organizations to run intelligent, automated business processes end to end, but leaving humans with control over critical decisions. The Autonomous Enterprise comprises Joule as the new engagement layer, SAP Autonomous Suite as the operational execution layer—extended by Industry AI applications—and SAP Business AI Platform as the unifying foundation.

Originally designed as a productivity copilot, Joule is evolving into an intent-driven engagement layer that brings together data, workflows, and AI agents across SAP and third-party systems. Joule Work, the user experience component of Joule, allows users to engage with systems based on their intent and goals in natural language rather than by navigating. One of the key capabilities of Joule Work is to connect users with Joule Assistants. Organized by function, Joule Assistants coordinate the appropriate Joule Agents across the business to execute the relevant tasks within intent-driven, adaptive workspaces.

SAP Autonomous Suite brings AI agents and AI assistants that are capable of running processes end to end across the business to SAP’s existing business applications. Executing proactively within defined boundaries, these AI agents and AI assistants involve humans only at critical moments, for oversight, decision-making, and supervision. The suite comprises five domains—Autonomous Finance, Autonomous Spend, Autonomous Supply Chain Management, Autonomous Human Capital Management, and Autonomous Customer Experience. These automate processes end to end by orchestrating a subset of specialized AI agents and AI assistants to execute specific tasks. All the AI agents and AI assistants in these domains are based on specific roles and business context. We expect to deploy a total of more than 400 AI agents by the end of 2026.

Industry AI, as an extension of SAP Autonomous Suite, is SAP’s deep portfolio of seven autonomous solutions that execute industry processes from start to finish, and embed sector-specific process logic, data models, and regulatory requirements. SAP is using its forward deployed engineering (FDE) approach to validate these solutions, partnering with selected strategic customers for fast

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feedback and iteration before wider commercialization. We expect the number of FDE and AI co-innovation engagements to reach about 200 by the end of 2026.

SAP Business AI Platform combines SAP Business Technology Platform (SAP BTP), AI Foundation, SAP Business Data Cloud, SAP HANA Cloud, and the Business Transformation Management portfolio into a unified platform for AI. It enables customers, partners, and SAP to build, extend, connect, and govern AI agents, applications, and workflows—across and beyond SAP-centric environments. SAP Business AI Platform brings together three core components that customers need to create value from AI and scale within the enterprise.

Build: This component includes solutions for building, extending, and connecting AI agents and applications. Joule Studio provides capabilities for grounding AI agents, workflows, and applications in extensive enterprise context and existing governance frameworks. It aims to be fully aware of context, including landscape information, business process improvement recommendations, data products access, and application code. With the new Joule Studio, customers can choose from a range of leading frontier AI models including Anthropic, Cohere, Mistral AI, and OpenAI.

Contextualize and reason: The combination of SAP Knowledge Graph and our own models is the key differentiator that will take us beyond the limited capabilities of generic LLMs toward enterprise AI that is optimized for the business context. SAP’s recent acquisitions further enhance the capabilities of SAP Business Data Cloud to bring SAP and non-SAP data together. With Reltio, customers will benefit from one record for given entities, allowing AI agents to reason across harmonized, consistent master data. Dremio plans to enhance capabilities for non-SAP data. Combined with SAP Business Data Cloud, this will become an Apache Iceberg-native enterprise lakehouse where AI agents can reason from any cloud and without data movement—leading to better performance and lower TCO. While SAP’s foundation models deliver performance on SAP business data, Prior Labs will enable AI agents to make accurate predictions on any tabular data. With Prior Labs, SAP aims to establish a world-leading frontier AI lab for the structured data that underpins global business.

Govern: SAP’s Business Transformation Management portfolio enables customers to manage the full agentic AI lifecycle securely and reliably out of the box. Customers can discover and maintain an inventory of SAP and non-SAP AI agents and Model Context Protocol (MCP) servers, ensure identity and access control, monitor their performance, and run AI agents productively.

SAP announced various partnerships in the first half of 2026:

–	On April 22, SAP and Google Cloud announced a new partnership that will help marketers put AI agents to work at scale.

–	On May 12 at SAP Sapphire, SAP announced strategic partnerships with Anthropic, Amazon Web Services, n8n, NVIDIA, Parloa, Palantir, and Accenture in connection with the announcement of the Autonomous Enterprise.

For more information about SAP’s product strategy and product portfolio, see the Our Product Strategy section in our Management Report 2025.

Acquisitions and Divestitures

On March 27, 2026, SAP announced its intent to acquire 100% of Reltio Inc. (“Reltio”), a leading master data management (MDM) software provider, to help customers make their SAP and non-SAP enterprise data AI-ready. By integrating Reltio, SAP intends to accelerate its customers’ ability to govern and expose master data as trusted and context-rich data products across multiple sources that serve both traditional analytics workloads and AI agents. Reltio will become a core capability within SAP Business Data Cloud (BDC), with a flexible commercial model where customers can purchase Reltio as a separate solution or with other SAP products. The transaction closed on May 7, 2026, following satisfaction of regulatory and other approvals. For more information about Reltio, see the Notes to the Consolidated Financial Statements, Note (D.1).

On May 4, 2026, SAP announced its intent to acquire 100% of Dremio Corporation (“Dremio”), an open, high-performance data lakehouse platform built to accelerate agentic AI and expand SAP Business Data Cloud’s ability to combine SAP and non-SAP data to more effectively run analytical and AI workloads in real time. The transaction closed on July 6, 2026, following satisfaction of regulatory and other approvals. For more information about Dremio, see the Notes to the Consolidated Financial Statements, Note (G.3).

On May 4, 2026, SAP announced its intent to acquire 100% of Prior Labs GmbH (“Prior Labs”), a pioneer of tabular foundation models (TFMs), to accelerate SAP’s success in TFMs that started with SAP-RPT-1, and bringing one of the world’s leading TFM research teams into the SAP family. The transaction closed on July 16, 2026, following satisfaction of regulatory and other approvals. For more information about Prior Labs, see the Notes to the Consolidated Financial Statements, Note (G.3).

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Performance Management System

We use various performance measures to manage our performance with regard to our primary financial objectives—growth and profitability—and our primary non-financial objectives, which are customer satisfaction, employee engagement, climate performance, and working environment.

For a more detailed description of SAP’s non-IFRS measures, their purpose and limitations, see SAP Performance Measures on our website.

Changes in Financial Measures

IFRS 18 “Presentation and Disclosure in Financial Statements” will become effective and replace IAS 1 “Presentation of Financial Statements” on January 1, 2027. The new standard will affect the presentation of our Consolidated Income Statements, introduce additional disclosure requirements, and further specify aggregation and disaggregation of information in our Notes to the Consolidated Financial Statements. For more information, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (IN.1).

As a consequence of implementing IFRS 18, SAP has decided to introduce two new non-IFRS adjustments.

Foreign Currency-Related Effects

Starting in 2027, SAP will exclude foreign currency-related effects from its non-IFRS results. This adjustment will include realized and unrealized foreign currency effects arising mainly from balance sheet revaluations, as well as hedging of foreign exchange balance sheet exposure, hedging of foreign exchange cash flows, and other similar effects.

We will exclude foreign currency-related effects to ensure overall consistent treatment in our non-IFRS figures at constant currency. We believe this adjustment will improve period-over-period comparability by reducing the volatility that results from foreign exchange rate fluctuation, which is beyond our control, and making it easier to compare SAP’s operating performance with that of our US peers.

Interest Related to Taxes

Starting in 2027, SAP will exclude interest related to taxes from its non-IFRS operating profit results. This adjustment will include interest income and interest expense related to income tax and other taxes.

We will exclude interest related to taxes from our operating expense (non-IFRS) as these effects are not indicative of SAP’s core operating activities.

These adjustments to SAP’s non-IFRS definitions will also impact our profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and basic earnings per share.

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Changes in Non-Financial Measures

Gross Greenhouse Gas Emissions

Starting in 2026, we revised the methodology used to calculate Scope 3 greenhouse gas (GHG) emissions. Our methodology for calculating category 11 emissions from the use of sold products, which previously was based on the total number of active maintenance contracts, was replaced with a forward-looking approach that considers the estimated emissions during the lifetime of all new systems sold within a specific period. This change aligns our approach more closely with the GHG Protocol.

Cloud Customer Satisfaction

Starting in 2026, we revised our customer experience KPI framework by switching from Customer NPS (Net Promoter Score) to Cloud Customer Satisfaction (Cloud CSAT). The CSAT metric is calculated as a Top 2 Box score, which is the percentage of customers who are “very satisfied” or “satisfied” with SAP, as indicated on a 5-point scale of response options from “very satisfied” to “very dissatisfied.” The range of achievable scores is therefore between 0 and 100, with 100 being the best achievable score for customer satisfaction as measured by the Cloud CSAT methodology.

The Cloud CSAT KPI is calculated based on feedback from our cloud customers. A cloud customer is a customer providing feedback either (1) explicitly about one of the cloud solutions that they have implemented and are operationally running, or (2) giving feedback about “SAP in general” while having implemented and operationally running either exclusively one or more cloud solution(s) or has a mixed portfolio that does not include certain pre-defined solutions confirmed to be running as on-premise. If a customer runs any of the pre-defined on-premise solutions (ERP On-Prem, HANA On-Prem, S/4HANA On-prem, HCM On-Prem, SAP Business Objects, SAP Business Warehouse), with none running in private cloud, they are treated as an on-premise customer and their rating score is not considered in the Cloud CSAT calculation. The revenue generated with cloud solutions in any mixed portfolio counts toward cloud revenue reported in our financial information.

Organization and Changes in Management

On March 2, 2026, SAP announced that Muhammad Alam will not be renewing his Executive Board contract for personal reasons. He will remain with the Company until the end of his term in 2027.

Also on March 2, 2026, SAP announced the creation of the Customer Value Group, which brought together the Customer Success and Customer Services & Delivery organizations effective April 1, 2026. This new Board area is led by Executive Board member Thomas Saueressig, whose role has expanded to that of Chief Customer Officer.

On April 10, 2026, SAP announced that the Supervisory Board had extended Gina Vargiu-Breuer’s Executive Board contract by an additional three years, until January 31, 2030.

Effective July 1, 2026, SAP transferred operational responsibility for parts of the SAP Product & Engineering organization from Muhammad Alam to Christian Klein on an interim basis. As part of this change, two new teams were created: SAP Business AI Platform & CTO, and SAP Autonomous Suite, whose respective leaders report directly to Christian Klein.

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Financial Performance: Review and Analysis

Economy and the Market

Global economic activity remained resilient in the first half of 2026, according to the European Central Bank (ECB) in its most recent Economic Bulletin¹. At the start of the year, strong manufacturing output and AI-related investment supported global economic activity. However, the ongoing war in the Middle East weighed on it: Energy prices increased, financial conditions tightened, and commodity prices remained highly volatile.

The global IT market in the first six months of 2026 was shaped by the rapid emergence of agentic AI, which accelerates workforce transformation. AI agents continued moving from experimentation toward operational deployment, with International Data Corporation (IDC) noting that “The sudden and explosive emergence of AI agents across infrastructure, platform, and applications have given a large boost to simplifying and streamlining business workflows that are at the core of organizations’ businesses.”2 While the demand for sovereign cloud and sovereign AI solutions continued to grow, the war in the Middle East introduced risk to technology investment, semiconductor supply, and data center construction. Yet despite these headwinds, AI-ready platforms, governance frameworks, data resilience, and workforce readiness remained key priorities for organizations seeking to manage uncertainty and capture long-term value.

Against this backdrop, SAP further strengthened its role as a strategic technology partner during the first half of 2026, as customers continued to focus on operational resilience, data sovereignty, intelligent automation, and secure cloud transformation. At SAP Sapphire 2026, we introduced our vision for the Autonomous Enterprise through SAP Autonomous Suite, which is built on SAP Business AI Platform and combines business process expertise, contextual enterprise data, and governance controls to help organizations build, connect, operate, and oversee AI agents within trusted business environments. SAP also continued to support customers across different stages of their cloud journeys, while sovereign cloud and data sovereignty remained central to SAP’s go-to-market approach, particularly in regions where regulatory requirements and geopolitical dynamics are driving demand for secure, compliant enterprise cloud solutions.

1 European Central Bank, Economic Bulletin, Issue 4/2026, publication date: June 25, 2026 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202604.en.pdf)

2 IDC, The Economic Impact of AI: 2026 Edition, April 2026, #US54452226

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Performance in the First Half of 2026

SAP’s financial outlook, with the exception of free cash flow and the effective tax rate, is based on constant currencies. In this section, we therefore discuss results for the first half of 2026 at constant currencies, unless otherwise stated. The results for the first half of 2025 are presented at actual currencies with the exception of growth rates, which are at constant currencies. We present, discuss, and explain the reconciliation of IFRS measures to non-IFRS measures in the Supplementary Financial Information section. For information about our financial outlook, see the Targets and Prospects section in this consolidated Half-Year Management Report.

Key Figures – SAP Group in the First Half of 2026

Strategic Objective	KPI	Results for Q1–Q2 2026	Results for Q1–Q2 2025
Growth	Cloud revenue	€12.71 billion	€10.12 billion
	Cloud and software revenue	€18.01 billion	€15.90 billion
	Total revenue growth	11%	12%
	Current cloud backlog growth	26%	28%
Profitability	Operating profit (non-IFRS)	€5.85 billion	€5.02 billion
	Free cash flow[1]	€6.25 billion	€5.94 billion

1 at actual currencies

Our current cloud backlog (contractually committed cloud revenue that we expect to recognize over the upcoming 12 months) reached €22.93 billion at actual currencies (€22.71 billion at constant currencies; 2025: €18.05 billion at actual currencies), which was an increase of 26% on a constant currency basis (2025: 28% at constant currencies). The current cloud backlog growth benefited from the first-time inclusion of Reltio, which contributed less than 1 percentage point to the constant currencies growth rate.

The resulting cloud revenue grew from €10.12 billion (at actual currencies) in the first half of 2025 to €12.71 billion (at constant currencies) in the first half of 2026. That represents an increase of 26% at constant currencies. Our indirect channel continues to be a strong growth pillar. In the second quarter of 2026 again, cloud revenue growth for our indirect channel outpaced our direct channel. Cloud and software revenue grew 13% at constant currencies in the first half of 2026 to €18.01 billion (first half of 2025: €15.90 billion at actual currencies). Total revenue on a constant currency basis grew 11% in the first half of 2026 to €20.11 billion (first half of 2025: €18.04 billion at actual currencies). For more information about revenue, see the Revenue section.

Non-IFRS operating profit in the first half of 2026 was €5.85 billion on a constant currency basis (first half of 2025: €5.02 billion at actual currencies), reflecting an increase of 16% at constant currencies. The increase reflects lower share-based payment expenses as well as an increased contribution from cloud revenue which is partially offset by accelerated investments into research and development. In the first half of 2026, the contribution of Reltio to operating profit (IFRS) was approximately €-13 million (operating profit (non-IFRS) was approximately €-8 million). For more information about IFRS operating profit, see the Operating Profit and Operating Margin section.

Free cash flow increased 5% to €6.25 billion in the first half of 2026 (first half of 2025: €5.94 billion). For more information about free cash flow, see the Finances and Assets (IFRS) section.

The effective tax rate (IFRS) was 27.8% (first half of 2025: 28.7%) and the effective tax rate (non-IFRS) was 30.0% (first half of 2025: 30.1%). The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

Operating Results (IFRS)

Revenue

Total revenue rose from €18,040 million in the first half of 2025 to €19,432 million in the first half of 2026, representing an increase of €1,392 million, or 8%. This increase was driven by the revenue generated by our cloud business.

Cloud and software revenue grew from €15,904 million in the first half of 2025 to €17,399 million in the first half of 2026, representing an increase of 9%. Cloud and software revenue represented 90% of total revenue in the first half of 2026 (first half of 2025: 88%). Cloud revenue increased €2,120 million, or 21%, from €10,124 million in the first half of 2025 to €12,244 million in the first half of 2026, primarily fueled by Cloud ERP Suite revenue, which grew €2,066 million, or 24%, to €10,739 million in the first half of 2026 (first half of 2025: €8,673 million). Cloud ERP Suite contributed 88% to overall cloud revenue (first half of 2025: 86%). Cloud ERP Suite revenue growth benefited from the accelerated transition of our customers to the cloud. Extension Suite cloud revenue grew from €1,262 million in the first half of 2025 to €1,373 million in the first half of 2026, representing an increase of 9%. In the first half of 2026,

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IaaS cloud revenue declined €57 million, or 30%, to €131 million (first half of 2025: €188 million) in line with our strategic focus on SaaS and PaaS.

Software licenses and software support revenue decreased €625 million, or 11%, from €5,780 million in the first half of 2025 to €5,155 million in the first half of 2026. Our software licenses revenue declined €130 million from €377 million in the first half of 2025 to €247 million in the first half of 2026. The continuous decline is in line with our cloud transformation. Software support revenue decreased €495 million, or 9% from €5,403 million in the first half of 2025 to €4,908 million in the first half of 2026. This decline is attributable to the accelerated transition of our customers to cloud.

Services revenue declined, by €103 million, or 5%, from €2,136 million in the first half of 2025 to €2,033 million in the first half of 2026. The strategic focus of our services business is to drive adoption of our cloud solutions.

Operating Profit and Operating Margin

Operating profit increased in the first half of 2026 from €4,789 million to €5,383 million and operating margin improved by 1.2pp to 27.7%. Operating profit was positively impacted by an increased contribution from cloud revenue, while total operating expenses increased moderately by 6% (10% at constant currencies).

Share-based payment expenses fell to €753 million (first half of 2025: €949 million), due mainly to a reduction in the SAP share price of approximately €75 in the first half of 2026 (compared to an increase of more than €20 in the first half of 2025). For more information about share-based payments, see the Consolidated Half-Year Financial Statements, Note (B.3).

At the end of February 2026, SAP and Teradata settled their legal dispute and agreed to withdraw all pending lawsuits. As a result of the settlement, an additional expense of €29 million was recorded in the first quarter of 2026 (first half of 2025: €0 million). SAP paid the full settlement amount of US$480 million (€408 million) in March 2026. For more information about the Teradata litigation, see the Consolidated Half-Year Financial Statements, Note (G.1).

Profit After Tax and Earnings per Share

In the first half of 2026, SAP’s profit after tax increased 17% to €4,155 million (first half of 2025: €3,545 million) and basic earnings per share increased 19% to €3.55 (first half of 2025: €2.98). Besides the effects in operating profit, as described above, our other non-operating income/expense, net remained at a similar level as in the previous year, while our finance income, net contributed positively with €385 million (first half of 2025: €175 million), mainly resulting from an increase of gains from equity securities, amounting to €504 million (first half 2025: €299 million).

Segment Information

At the end of the first half of 2026, SAP had two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio, which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs costs for support, operating our solutions, and the provision of infrastructure. Revenue and the cost of services arise from SAP’s training business, which is highly integrated with SAP’s product portfolio. Reltio, a newly acquired company, is part of the ATS segment because the intention is for its platform to become a core capability within SAP BDC.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

For more information about our segment reporting, see the Notes to the Consolidated Half-Year Financial Statements, Note (C.1) and Note (C.2).

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Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q2 2026		Q1–Q2 2025	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	12,244	12,708	10,124	21	26
Software licenses	247	254	377	–34	–33
Software support	4,908	5,053	5,403	–9	–6
Software licenses and support	5,155	5,307	5,780	–11	–8
Cloud and software	17,399	18,014	15,904	9	13
Services	123	126	147	–16	–15
Total segment revenue	17,522	18,140	16,051	9	13
Cost of cloud	–2,900	–3,033	–2,433	19	25
Cost of software licenses and support	–527	–542	–561	–6	–3
Cost of cloud and software	–3,426	–3,576	–2,994	14	19
Cost of services	–190	–195	–198	–4	–2
Total cost of revenue	–3,616	–3,771	–3,192	13	18
Segment gross profit	13,906	14,369	12,859	8	12
Other segment expenses	–6,768	–6,963	–6,428	5	8
Segment profit (loss)	7,137	7,407	6,431	11	15

In the first half of 2026, the Applications, Technology & Support segment significantly increased its cloud revenue by 21% (26% at constant currencies) to €12,244 million (first half of 2025: €10,124 million), driven by strong Cloud ERP Suite performance. At the same time, the cost of cloud increased by almost the same extent, by 19% (25% at constant currencies) to €2,900 million (first half of 2025: €2,433 million).

Software support revenue decreased 9% (6% at constant currencies) to €4,908 million (first half of 2025: €5,403 million) and software licenses revenue decreased 34% (33% at constant currencies) to €247 million (first half of 2025: €377 million), as more of our existing customers chose our cloud offerings. Consequently, the Applications, Technology & Support segment software licenses and support revenue declined 11% (8% at constant currencies) to €5,155 million (first half of 2025: €5,780 million)

As such, the total segment revenue increased 9% (13% at constant currencies) compared to the prior year, to €17,522 million (first half of 2025: €16,051 million). The total segment cost of revenue grew 13% (18% at constant currencies), mainly driven by an increase in the cost of cloud. Other segment expenses increased slightly by 5% (8% at constant currencies) and ended the first half of 2026 at €6,768 million (first half of 2025: €6,428 million).

As a result, segment profit increased 11% (15% at constant currencies), from €6,431 million in the first half of 2025 to €7,137 million.

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Core Services

€ millions (non-IFRS)	Q1–Q2 2026		Q1–Q2 2025	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Services	1,910	1,974	1,989	–4	–1
Total segment revenue	1,910	1,974	1,989	–4	–1
Cost of cloud	–116	–119	–53	>100	>100
Cost of software licenses and support	–2	–2	–8	–74	–74
Cost of cloud and software	–118	–121	–62	92	97
Cost of services	–1,309	–1,344	–1,393	–6	–4
Total cost of revenue	–1,427	–1,465	–1,455	–2	1
Segment gross profit	483	509	534	–9	–5
Other segment expenses	–296	–303	–285	4	6
Segment profit (loss)	187	206	249	–25	–17

The Core Services segment, which supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations, closed the first half of 2026 with a decline in segment services revenue of 4% (1% at constant currencies).

The segment cost of services decreased moderately by 6% (4% at constant currencies) during the first half of 2026 and other segment expenses grew 4% (6% at constant currencies). Overall, for the Core Services segment, profit decreased 25% (17% at constant currencies) to €187 million in the first half of 2026 (first half of 2025: €249 million).

Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2026	Q1–Q2 2025	∆
Net cash flows from operating activities	6,666	6,357	5%
Capital expenditure, net	–298	–280	7%
Payments of lease liabilities	–117	–138	–15%
Free cash flow	6,250	5,939	5%
Free cash flow margin	32	33	–1pp
Free cash flow (as a percentage of profit after tax)	150	168	–17pp

The higher operating cash flow is mainly attributable to increased profitability, a positive development in working capital, and lower share-based payments (which decreased €88 million year over year). These effects were partially offset by higher income tax payments (which increased €465 million year over year).

The free cash flow margin, defined as free cash flow as a percentage of total revenue, decreased 1pp year over year.

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Development of Net Liquidity/Net Debt

€ millions			2026	2025
Net liquidity (+)/net debt (–) 12/31/2025 (PY: 12/31/2024)			3,381	1,695
Net cash flows from operating activities	Free cash flow	6,250	6,666	6,357
Capital expenditure			–354	–358
Proceeds from sales			55	78
Lease payments			–117	–138
Business combinations			–991	–5
Dividends			–2,883	–2,743
Treasury shares			–2,600	–1,633
Interest payments, net			–141	–192
Other			–160	–763
Net liquidity (+)/net debt (–) 6/30/2026 (PY: 6/30/2025)			2,856	2,297

Net liquidity/net debt is group liquidity less financial debt. In the first half of 2026, we repaid €1.1 billion in Eurobonds and issued €3.5 billion in Eurobonds. SAP also partially utilized a €2.0 billion bridge facility by drawing €1.0 billion as an additional liquidity buffer related to the announced acquisitions and until the €3.5 billion bond issuance was successfully completed. The €1.0 billion utilization was mandatorily repaid after a one month draw-down period in early June 2026.

Liquidity and Financial Position

€ millions	6/30/2026	12/31/2025	∆
Financial debt	–8,550	–6,150	–2,400
Cash and cash equivalents	10,511	8,220	+2,291
Current time deposits and debt securities	896	1,311	–416
Group liquidity	11,407	9,531	+1,876
Net liquidity (+)/net debt (–)	2,856	3,381	–524

Goodwill	30,408	29,014	+1,394
Total assets	75,609	70,362	+5,247
Total equity	45,248	45,073	+174
Equity ratio (total equity as a percentage of total assets)	60	64	–4pp

Dividend

On May 5, SAP held its Annual General Meeting (AGM) of Shareholders as a virtual event. The AGM approved the dividend proposal of €2.50 per share for fiscal year 2025 (fiscal year 2024: €2.35 per share). The total amount distributed in dividends was €2,883 million for fiscal year 2025 (fiscal year 2024: €2,743 million).

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Risks and Opportunities

Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early on, take the appropriate action, and mitigate any risks that materialize, as presented in the Risk Management and Risks section in our Integrated Report 2025 and our Annual Report on Form 20-F for 2025.

For changes in litigation, claims, and legal contingencies since our last Integrated Report, see the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

Based on our aggregation approach, and taking into consideration the mitigations implemented for all our risk factors and risks, as at June 30, 2026, we see no material change relative to our 2025 risk assessment or 2025 risk-bearing capacity. We continue to monitor developments across all risk relevant topics, including but not limited to geopolitical conflicts, trade tensions, AI, cybersecurity, and potential changes in tax laws and regulations. The ongoing Middle East conflict has resulted in a surge in energy prices and disruption to supply chains. A prolonged or expanded conflict, particularly beyond 2026, could impact SAP’s pipeline and bookings, which assume a near-term de-escalation. We do not believe that any of the risks we identified in our Integrated Report 2025 and Annual Report on Form 20-F for 2025, and as outlined herein, jeopardize our ability to continue as a going concern.

Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take appropriate action. The opportunities remain largely unchanged compared to those we disclosed in our Integrated Report 2025.

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Outlook

Expected Developments for 2026 and Beyond

Global economic growth is expected to increase slightly through 2028, according to the European Central Bank (ECB) in its most recent Economic Bulletin.1 However, due to geopolitical tensions, growth is likely to be slower than previously projected. At the same time, robust AI-related investments, resilient trade flows, and supportive policy measures could bring some relief.

Looking ahead, the global IT market is expected to continue shifting from AI experimentation toward scalable value-driven deployment, with agentic AI, autonomous workflows, and outcome-based economics becoming increasingly important. IDC states that “Technology suppliers are moving quickly to provide the foundation enterprises need to effectively and safely deploy agentic AI systems,”2 and that “Based on historical patterns of tech diffusion, AI will drive US$22.5 trillion in cumulative value by 2031; downside and upside scenarios reflect elevated levels of uncertainty.”3 Nevertheless, realizing value from agentic AI remains challenging, and geopolitical tensions, regulatory fragmentation, and digital sovereignty concerns will likely still influence enterprise technology investment decisions.

For SAP, the outlook remains shaped both by uncertainty and by ongoing demand across strategic growth areas. Geopolitical tensions in the Middle East have added uncertainty to the global business environment and may affect customer investment timelines, though current guidance assumes an improvement in conditions during the second half of the year. Our focus for the remainder of 2026 remains on converting delayed pipeline opportunities. Meanwhile, SAP’s Autonomous Enterprise strategy, SAP Business AI Platform, the SAP Sovereign Cloud portfolio, our RISE with SAP and SAP GROW offerings, and internal deployment of AI continue to position the Company to help customers modernize securely, adopt AI in trusted business environments, and operate with greater resilience.

1 European Central Bank, Economic Bulletin, Issue 4/2026, publication date: June 25, 2026 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202604.en.pdf)

2 IDC FutureScape: Worldwide Agentic Artificial Intelligence 2026 Predictions, October 2025, #US53860925

3 IDC, The Economic Impact of AI: 2026 Edition, April 2026, #US54452226

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Targets and Prospects

Unless otherwise stated, financial forward-looking statements, except free cash flow and effective tax rate, are at constant currencies. The results for 2025 are presented at actual currencies with the exception of growth rates, which are at constant currencies. For more information about our performance measures, see SAP Performance Measures which is available on our website.

The financial outlook reflects the dilutive impact of the Dremio and Prior Labs acquisitions closed in July. SAP’s financial outlook for the full-year 2026 is based on the assumption of a near-term de-escalation of the conflict in the Middle East. Other impacts due to the evolving situation in the Middle East are currently unknown and could potentially subject our business to materially adverse consequences should the situation continue or even further escalate beyond its current scope.

Strategic Objective	KPI	Results for 2025	Outlook for 2026
Growth	Cloud revenue	€21.02 billion	€25.8 billion to €26.2 billion
	Cloud and software revenue	€32.54 billion	€36.3 billion to €36.8 billion
	Total revenue growth	11%	To remain at similar levels
	Current cloud backlog growth	25%	To slightly decelerate
Profitability	Operating profit (non-IFRS)[1]	€10.42 billion	€11.8 billion to €12.2 billion
	Free cash flow[2]	€8.24 billion	Approximately €10 billion
Customer satisfaction	Cloud CSAT	75%	75% to 76%
Working environment	Business Health Culture Index	81%	80% to 82%
Employee engagement	Employee Engagement Index	76%	74% to 78%
Climate performance	Gross greenhouse gas emissions	3.6 Mt	To steadily decrease carbon emissions across the relevant value chain

1 SAP is updating its operating profit (non-IFRS) outlook to reflect the dilutive impact of the Dremio and Prior Labs acquisitions closed in July, which is projected to be in excess of €100 million. The previous outlook was €11.9 billion to €12.3 billion.

2 at actual currencies

Furthermore, SAP provides the following additional forward-looking information for the financial year 2026 for selected metrics:

–	An effective tax rate (non-IFRS) of approximately 29% (2025: 30.5%)[1]

–	A slight increase in segment revenue (2025: €3.96 billion) and a moderate decrease in segment profit (2025: €0.52 billion) for the Core Services segment. This reflects SAP’s strategy for the Core Services segment to help customers adopt and consume innovation, maximize the benefits of the cloud, and realize the value of SAP Business Suite.

Beyond the outlook for 2026, SAP expects:

–	Total revenue growth to accelerate in 2027, driven by growth in cloud revenue and primarily Cloud ERP Suite.

–	Total operating expenses to grow at 80% to 90% of total revenue growth in 2027, supported by slightly declining sales and marketing, research and development, and general and administration expense ratios. These improvements include efficiency gains from the internal deployment of SAP’s AI solutions.

–	Software support revenue decline rate to accelerate in the coming years as a consequence of an acceleration of customers transforming to the cloud.

1 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable effort but could have a significant impact on our future effective tax rate (IFRS).

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We aim to reduce our gross GHG emissions by at least 90% across our relevant value chains by 2030 as part of our net-zero commitment. Our net-zero 2030 target is dependent on elements, of which some are beyond SAP’s direct control. For instance, the progress and success of the decarbonization efforts of our suppliers, as well as changes in global regulations and standards landscape. E.g., in June, the revision of the Science Based Target initiative (SBTi) standards has been released. SAP is currently analyzing this version and evaluating the risks and opportunities for SAP’s SBTi-validated net-zero 2030 target. Additionally, due to the rapid development in the AI and general cloud infrastructure area and the resulting high energy needs, it is unclear if this demand can be fully covered with renewable energy. Due to these uncertainties, we are monitoring our progress toward achieving the net-zero target by 2030 and are continuously evaluating whether adjustments might be necessary.

Assumptions for Constant Currencies and Non-IFRS Financial Measures

SAP’s full-year 2026 financial outlook, except free cash flow and effective tax rate, is at constant currencies including an average exchange rate of US$1.13 per EUR. Where numbers are presented in actual currencies, these are likely to be affected by exchange rate fluctuations. See the table below for the expected currency impacts for full-year 2026. These expectations are based on the June 2026 level.

In percentage points (pp)	FY 2026
Cloud revenue growth	–1.5pp
Cloud and software revenue growth	–1.5pp
Operating profit growth (non-IFRS)	–2.0pp

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures for operating profit.

€ millions	Estimated Amounts for Full-Year 2026	Q1–Q2 2026	Q1–Q2 2025
Acquisition-related charges	340–420	177	217
Restructuring	0–20	19	18
Teradata litigation	29	29	0

The differences between free cash flow as our non-IFRS financial measure and operating cash flow as our IFRS financial measure include estimated cash flows in 2026 for expenditures and proceeds from the sale of intangible assets and property, plant, and equipment, and expenditures for leasing of approximately –€1.1 billion (2025: –€0.9 billion).

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

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Sustainability Information

In the first half of 2026, we maintained our commitment to help rebuild a more resilient, restorative, and inclusive economy while respecting planetary boundaries—both as an enabler and exemplar. SAP aims to put sustainability at the core of every business. To help our customers on their sustainability journey, we offer an expanded portfolio of solutions for sustainability management.

Climate Change

Our net-zero commitment remains the cornerstone of our climate change mitigation. Under this commitment, we aim to reduce our gross GHG emissions (market-based) by at least 90% across the relevant value chain by 2030. The net-zero target has been validated and approved by the SBTi applying the SBTi Corporate net-zero Standard Version 1, which also verified that SAP’s target is compatible with limiting global warming to 1.5°C as advocated by the Paris Agreement.

SAP’s decarbonization and transformation plan focuses on four main areas: cloud transformation, upstream supply chain, own operations, and carbon removals. Further information on the risks, assumptions, and uncertainties related to achieving our net-zero 2030 target is provided in the Outlook section.

Alongside our ongoing efforts to decarbonize our own operations and value chain, we are constantly refining our GHG emissions calculation methodologies to ensure greater precision and stronger steering capabilities. This particularly applies to the upstream and downstream emission categories, which represent the biggest contributors to our overall carbon footprint.

For information on recent updates to our GHG emissions calculation methodologies, including changes to the calculation of Scope 3, Category 11 emissions, see the Performance Management System section.

In the first half of 2026, SAP’s GHG emissions (market-based) totaled 1.42 million tons of CO2e, down 0.31 million tons of CO2e compared to the same period in 2025. This 17.8% improvement was largely driven by a decline in emissions related to the use of sold products and capital goods, despite a slight increase in emissions from purchased goods and services.

Own Workforce

Established in 2024, the People Agenda is our holistic people strategy in which people, organizational, and technological development are interconnected. The People Agenda is fully intertwined with SAP’s business strategy. It comprises our key strategic pillars—our growth culture, skills-led people ecosystem, and game-changing people technology—built on the strong foundation of our people-centric work environment.

Skills-Led People Ecosystem

As SAP continues to evolve in a fast-moving technology environment, we are progressing as planned in transforming the Company into a skills-led people ecosystem in which skills enable growth, innovation, and long-term employability.

After updating all job and skills profiles across SAP in 2025, we have further strengthened this foundation over the past six months by expanding our Global Skills Taxonomy on a quarterly basis to include the most relevant skills and a broad range of AI-related and industry-specific attributes. Our aim here is to position our workforce for success in today’s fast-paced, transformative, and highly competitive work environment. We are currently in the process of reassigning employees to the updated profiles and expect full completion in the second half of 2026. This will ensure that competencies are consistent and business-aligned across the organization and that employees have greater clarity on skills expectations, on our strategy for hiring, upskilling, and reskilling, on personalized learning journeys, and on career development. This skills-led approach is our response to the “skills flux,” in which knowledge and proficiencies lose their relevance within six to 18 months.

Another key focus for us has been the systematic integration of skills across core HR processes throughout the employee lifecycle, and into our data platforms. Our objective here is to enhance transparency, foster continuous development, and create clearer pathways for our people to grow with SAP as AI changes the way we work. Skills are playing an increasingly critical role in workforce planning, recruiting, learning and talent development. In July 2026, we prepared for the phased rollout of SAP’s AI-enabled Growth Portfolio in SuccessFactors Talent Intelligence Hub. This repository will enable people in the organization to capture, curate, and leverage skills data in our updated job architecture and links to real-time learning and development opportunities.

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Talent Engine

Investing in our people remains a top priority. Building on our foundation, we are shaping a highly connected people development portfolio—our Talent Engine—which offers structured developmental experiences and programs that will help us build a future-ready workforce and drive SAP’s long-term success.

Grounded in real-world applications and business challenges, our updated leadership development portfolio equips leaders at every level to develop people and organizations and to lead with purpose and impact in the age of AI. Diverse learning offerings support capability-building at key leadership moments throughout the year. Additionally, to accelerate the development of distinct talent segments, we are piloting three new Acceleration Programs. Our Ignite Acceleration Program will leverage cross-functional, strategic projects to drive experiential learning, broaden exposure across SAP, and build readiness for future leadership roles. Our Elevate Acceleration Program (to be piloted in the second quarter of 2027 and launched in the third quarter of 2027) will strengthen participants’ ability to influence across business areas, solve high-value business problems, and build enterprise leadership capabilities through immersive development and cross-functional exposure. And our Ascend Acceleration Program will build enterprise leaders with a general management mindset by combining critical business capability development, executive exposure, and AI-enabled transformation experiences to strengthen succession readiness. Further, we will launch three new leadership flagship programs: The First Time Manager and Leading Manager programs (piloted in the second quarter for launch in the third quarter of 2026) will enable individuals who are stepping into a first- or mid-level management role to take on expanded responsibility with confidence. The Leading the AI Business program will support executives in building strategic and enterprise leadership. Unless otherwise stated, all programs will be piloted by the end of 2026 and launched in 2027.

Further, we are evolving our proactive, intelligence-led succession management strategy, which safeguards business continuity while sustaining a strong, varied pipeline and accelerating readiness for SAP’s most critical roles.

Learning

In addition to its focus on distinct talent segments, SAP continues to prioritize capability-building across the Company as AI reshapes business processes, products, and ways of working.

To support its ambition to lead in business AI, SAP is increasingly structuring learning around skills-based pathways that are aligned with strategic objectives. Quarterly learning priorities and curated recommendations for job profiles support the development of critical capabilities in line with evolving business and technology requirements. Current learning priorities include context engineering, quality assurance of AI output, and the practical application of agentic AI in daily tasks.

In the first half of the year, SAP expanded its AI enablement and skills development initiatives to foster the effective, compliant, and responsible use of AI across functions. Key components include mandatory courses, AI readiness assessments, and business impact initiatives, such as scenario-based training on applying SAP Business AI to customer contexts. The Introducing Autonomous Enterprise program, which explains SAP’s 2026 strategy and the role of AI, integrated processes, and human-AI collaboration in enabling autonomous operations, was completed by approximately 90% of the initial target group in its first month. The program is now being expanded across the organization.

SAP’s learning ecosystem combines curated digital content on the SAP SuccessFactors Learning solution with hands-on formats that are designed to support the practical application of tools such as Joule and Joule Studio in business contexts. Targeted offerings, including SAP Joule for Consultants and SAP Joule for Developers, support adoption in day-to-day workflows. Peer-driven formats, such as AI communities, manager toolkits, and team workshops, further reinforce continuous learning and application of knowledge in real-life scenarios.

In the second quarter, SAP introduced focused learning time as a structural measure to embed capability-building more sustainably into everyday work. Lastly, to strengthen alignment with strategic priorities and support execution of its AI-first, suite-first strategy, learning budgets were centralized.

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People-Related KPIs

In our April 2026 #Unfiltered engagement survey, the Employee Engagement Index scored 73%, representing a 2pp decrease from the 75% score in the October 2025 survey, and a 3pp decrease from the full-year result of 76% published in our Integrated Report 2025. We continue to expect the full-year score to remain within the target range of 74% to 78%.

The Business Health Culture Index scored 79%, representing a 2pp decrease from the 81% score in the October 2025 survey and from the full-year result of 81% published in our Integrated Report 2025. We continue to expect the full-year Business Health Culture Index to be maintained within the target corridor of 80% to 82%.

In the April 2026 survey, we introduced a revised Leadership Index that aligns with our leadership philosophy of “Develop People,” “Drive Transformation,” and “Deliver Results.” The index is based on eight survey items and is reported as the percentage of favorable responses. The revised Leadership Index reached 86% in April 2026. Due to the methodological changes, this result is not directly comparable to the full-year score of 89% reported in 2025.

At the end of the first half of 2026, SAP’s Employee Turnover1 decreased to 5.6% compared to 8.2% at the end of the first half of 2025 and 8.2% at the end of 2025, reflecting the impact of the restructuring and workforce transformation programs in 2025. On June 30, 2026, we had 112,019 FTEs worldwide (June 30, 2025: 108,929 FTEs; December 31, 2025: 110,650 FTEs). For a breakdown of the number of employees by function and geography, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.1).

1 This describes the overall rate of terminations (that is, employees leaving SAP, not internal transfers). It applies to headcount-relevant employees only and is calculated based on FTE numbers.

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Consolidated Half-Year Financial Statements – IFRS

Consolidated Income Statement of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated	Q1–Q2 2026	Q1–Q2 2025	∆ in %
Cloud	12,244	10,124	21
Software licenses	247	377	–34
Software support	4,908	5,403	–9
Software licenses and support	5,155	5,780	–11
Cloud and software	17,399	15,904	9
Services	2,033	2,136	–5
Total revenue	19,432	18,040	8

Cost of cloud	–3,130	–2,570	22
Cost of software licenses and support	–559	–605	–8
Cost of cloud and software	–3,688	–3,176	16
Cost of services	–1,543	–1,638	–6
Total cost of revenue	–5,232	–4,813	9
Gross profit	14,201	13,226	7
Research and development	–3,546	–3,291	8
Sales and marketing	–4,455	–4,391	1
General and administration	–762	–719	6
Restructuring	–19	–18	8
Other operating income/expense, net	–36	–19	86
Total operating expenses	–14,049	–13,251	6
Operating profit (loss)	5,383	4,789	12

Other non-operating income/expense, net	–16	7	N/A
Finance income	1,000	722	39
Finance costs	–615	–548	12
Financial income, net	385	175	>100
Profit (loss) before tax	5,753	4,970	16

Income tax expense	–1,597	–1,425	12
Profit (loss) after tax	4,155	3,545	17
Attributable to owners of parent	4,112	3,477	18
Attributable to non-controlling interests	44	68	–36

Earnings per share, basic (in €)[1]	3.55	2.98	19
Earnings per share, diluted (in €)[1]	3.54	2.96	20

1 For the first half of 2026 and 2025, the weighted average number of shares was 1,158 million (diluted: 1,163 million) and 1,167 million (diluted: 1,175 million) respectively (treasury stock excluded).

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SAP Half-Year Report 2026

Consolidated Statements of Comprehensive Income of SAP Group (IFRS) – Half Year

€ millions	Q1–Q2 2026	Q1–Q2 2025
Profit after tax	4,155	3,545
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax	–6	10
Income taxes relating to remeasurements on defined benefit pension plans	1	0
Remeasurements on defined benefit pension plans, net of tax	–5	10
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax	–5	10
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax	1,057	–4,438
Reclassification adjustments on exchange differences on translation, before tax	0	–3
Exchange differences, before tax	1,057	–4,441
Income taxes relating to exchange differences on translation	–1	–5
Exchange differences, net of tax	1,056	–4,446
Gains (losses) on cash flow hedges/cost of hedging, before tax	–136	299
Reclassification adjustments on cash flow hedges/cost of hedging, before tax	47	–87
Cash flow hedges/cost of hedging, before tax	–88	212
Income taxes relating to cash flow hedges/cost of hedging	24	–56
Cash flow hedges/cost of hedging, net of tax	–65	156
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	991	–4,291
Other comprehensive income, net of tax	986	–4,280
Total comprehensive income	5,141	–735
Attributable to owners of parent	5,079	–741
Attributable to non-controlling interests	62	6

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SAP Half-Year Report 2026

Consolidated Statement of Financial Position of SAP Group (IFRS)

as at 6/30/2026 and 12/31/2025
€ millions	2026	2025
Cash and cash equivalents	10,511	8,220
Other financial assets	1,114	1,552
Trade and other receivables	7,076	6,675
Other non-financial assets	3,267	3,212
Tax assets	680	598
Total current assets	22,649	20,256
Goodwill	30,408	29,014
Intangible assets	2,638	2,282
Property, plant, and equipment	4,504	4,497
Other financial assets	8,123	7,269
Trade and other receivables	149	218
Other non-financial assets	4,450	4,419
Tax assets	307	244
Deferred tax assets	2,381	2,163
Total non-current assets	52,960	50,106
Total assets	75,609	70,362

€ millions	2026	2025
Trade and other payables	2,747	2,431
Tax liabilities	1,359	968
Financial liabilities	1,966	2,050
Other non-financial liabilities	3,699	4,849
Provisions	119	537
Contract liabilities	9,843	6,581
Total current liabilities	19,734	17,416
Trade and other payables	1	2
Tax liabilities	670	562
Financial liabilities	8,541	6,021
Other non-financial liabilities	456	524
Provisions	611	550
Deferred tax liabilities	211	72
Contract liabilities	136	144
Total non-current liabilities	10,627	7,873
Total liabilities	30,361	25,288
Issued capital	1,229	1,229
Share premium	2,969	2,778
Retained earnings	48,579	47,345
Other components of equity	1,155	182
Treasury shares	–9,190	–6,948
Equity attributable to owners of parent	44,742	44,586

Non-controlling interests	505	488
Total equity	45,248	45,073
Total equity and liabilities	75,609	70,362

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SAP Half-Year Report 2026

Consolidated Statements of Changes in Equity of SAP Group (IFRS)

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total
12/31/2024	1,229	2,564	42,907	4,692	–5,954	45,438	368	45,806
Profit after tax			3,477			3,477	68	3,545
Other comprehensive income			10	–4,228		–4,218	–62	–4,280
Comprehensive income			3,487	–4,228		–741	6	–735
Share-based payments, before tax		99				99		99
Income taxes relating to share-based payments		114				114		114
Dividends			–2,743			–2,743		–2,743
Purchase of treasury shares					–1,615	–1,615		–1,615
Reissuance of treasury shares under share-based payments					445	445		445
Other changes			3			3	27	30
6/30/2025	1,229	2,776	43,653	464	–7,123	40,998	401	41,400

12/31/2025	1,229	2,778	47,345	182	–6,948	44,586	488	45,073
Profit after tax			4,112			4,112	44	4,155
Other comprehensive income			–5	973		967	19	986
Comprehensive income			4,106	973		5,079	62	5,141
Share-based payments, before tax		222				222		222
Income taxes relating to share-based payments		–31				–31		–31
Dividends			–2,883			–2,883	–37	–2,920
Purchase of treasury shares					–2,600	–2,600		–2,600
Reissuance of treasury shares under share-based payments					359	359		359
Other changes			10			10	–8	3
6/30/2026	1,229	2,969	48,579	1,155	–9,190	44,742	505	45,248

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SAP Half-Year Report 2026

Consolidated Statement of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2026	Q1–Q2 2025
Profit (loss) after tax	4,155	3,545
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	621	668
Share-based payment expense	753	949
Income tax expense	1,597	1,425
Financial income, net	–385	–175
Increase/decrease in allowances on trade receivables	31	18
Other adjustments for non-cash items	–30	–11
Increase/decrease in trade and other receivables	–224	103
Increase/decrease in other assets	75	–154
Increase/decrease in trade payables, provisions, and other liabilities	–1,252	–1,843
Increase/decrease in contract liabilities	2,990	3,121
Share-based payments	–291	–378
Income taxes paid, net of refunds	–1,376	–911
Net cash flows from operating activities	6,666	6,357
Business combinations, net of cash and cash equivalents acquired	–991	–5
Purchase of intangible assets and property, plant, and equipment	–354	–358
Proceeds from sales of intangible assets and property, plant, and equipment	55	78
Purchase of equity or debt instruments of other entities	–1,780	–3,386
Proceeds from sales of equity or debt instruments of other entities	1,988	2,812
Interest received	161	187
Net cash flows from investing activities	–920	–673
Dividends paid	–2,883	–2,743
Dividends paid on non-controlling interests	–28	0
Purchase of treasury shares	–2,600	–1,633
Proceeds from borrowings	4,486	2
Repayments of borrowings	–2,100	–1,850
Payments of lease liabilities	–117	–138
Interest paid	–302	–379
Net cash flows from financing activities	–3,545	–6,742
Effect of foreign currency rates on cash and cash equivalents	90	–610
Net increase/decrease in cash and cash equivalents	2,291	–1,668
Cash and cash equivalents at the beginning of the period	8,220	9,609
Cash and cash equivalents at the end of the period	10,511	7,942

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Notes to the Consolidated Half-Year Financial Statements

(IN.1) Basis for Preparation

General Information About Consolidated Half-Year Financial Statements

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The condensed Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. In this context, IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRS IC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to the annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

With the ongoing transformation from on-premise to cloud services, our revenues are no longer significantly influenced by seasonal effects. Consequently, interim results are now more indicative of our results for the full year, enabling more consistent financial planning and forecasting.

Amounts reported in previous years have been reclassified if appropriate to conform to the presentation in this Half-Year report.

These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2025, included in our Integrated Report 2025.

Due to rounding, numbers presented throughout these Consolidated Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Amounts disclosed in our Consolidated Half-Year Financial Statements that are taken directly from our Consolidated Income Statements or our Consolidated Statements of Financial Position are marked by the symbols and , respectively.

Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty

How We Present Our Accounting Policies, Judgments, and Estimates

To ease the understanding of our financial statements, we present the accounting policies, judgments, and estimates on a given subject together with other disclosures related to the same subject in the Note that deals with this subject, and highlight this disclosure with a light gray box and the symbol . We describe, however, only material changes of our accounting policies, judgments, and estimates in relation to our Consolidated Financial Statements for 2025.

New Accounting Standards Not Yet Adopted

As disclosed in our Consolidated Financial Statements for 2025, IFRS 18 “Presentation and Disclosure in Financial Statements” will become effective for annual reporting periods beginning on January 1, 2027. Based on the assessment performed to date, applying the IFRS 18 requirements would have reduced our operating profit for the first half of 2026 by approximately €30 million (for full-year 2025 by approximately €40 million). The most significant effects resulted from foreign currency effects and interest related to taxes. We are currently assessing our management performance measures (MPMs).

As a consequence of implementing IFRS 18, starting in 2027, SAP has decided to adjust its non-IFRS performance measures and exclude foreign currency-related effects and interest related to taxes. We will exclude foreign currency-related effects to ensure overall consistent treatment in our non-IFRS figures at constant currency. We believe this adjustment will improve period-over-period comparability by reducing the volatility that results from foreign exchange rate fluctuation, which is beyond our control, and making it easier to compare SAP’s operating performance with that of our US peers. We will exclude interest related to taxes from our operating expense (non-IFRS), as these effects are not indicative of SAP’s core operating activities.

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Section A – Customers

This section discusses disclosures related to contracts with our customers. These consist of revenue breakdowns and information about our trade receivables. For more information, see our Consolidated Financial Statements for 2025, Section A – Customers.

(A.1) Revenue

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Total Revenue by Region

€ millions	Q1–Q2 2026	Q1–Q2 2025
Germany	3,086	2,791
Rest of EMEA	5,996	5,400
EMEA	9,082	8,191
United States	5,968	5,781
Rest of Americas	1,629	1,437
Americas	7,597	7,219
Japan	773	789
Rest of APJ	1,980	1,841
APJ	2,753	2,630
SAP Group	19,432	18,040

Major Revenue Classes by Region

	Cloud Revenue		Cloud and Software Revenue
€ millions	Q1–Q2 2026	Q1–Q2 2025	Q1–Q2 2026	Q1–Q2 2025
EMEA	5,321	4,195	8,119	7,208
Americas	5,147	4,446	6,765	6,315
APJ	1,775	1,483	2,515	2,382
SAP Group	12,244	10,124	17,399	15,904

For more information about our revenue accounting policies, see the Notes to the Consolidated Financial Statements for 2025, Note (A.1).

(A.2) Trade and Other Receivables

€ millions	6/30/2026
	Current	Non-Current	Total
Trade receivables, net	6,151	0	6,151
Other receivables	925	149	1,074
Total	7,076	149	7,225

€ millions	12/31/2025
	Current	Non-Current	Total
Trade receivables, net	5,790	0	5,790
Other receivables	885	218	1,103
Total	6,675	218	6,893

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Section B – Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5) in our Consolidated Financial Statements for 2025. For more information, see our Consolidated Financial Statements for 2025, Section B – Employees.

(B.1) Employee Headcount

On June 30, 2026, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below.

Number of Employees (in Full-Time Equivalents)

Full-time equivalents	6/30/2026				6/30/2025
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,684	4,573	5,496	14,752	4,553	4,486	5,109	14,148
Services	8,298	4,600	5,842	18,741	8,237	4,681	5,814	18,732
Research and development	18,741	5,883	13,685	38,309	18,063	5,761	13,349	37,174
Sales and marketing	12,315	10,050	5,017	27,382	11,694	9,793	4,981	26,467
General and administration	4,098	1,952	1,365	7,415	3,903	1,910	1,343	7,157
Infrastructure	3,208	1,138	1,073	5,419	3,123	1,152	976	5,252
SAP Group (6/30)	51,345	28,195	32,479	112,019	49,574	27,783	31,573	108,929
Thereof acquisitions[1]	83	226	194	503	0	0	0	0
SAP Group (six months’ end average)	51,072	27,886	32,205	111,163	49,038	27,695	31,264	107,997

1 Acquisitions closed between January 1 and June 30 of the respective year

(B.2) Employee Benefits Expenses

€ millions	Q1–Q2 2026	Q1–Q2 2025
Salaries	6,238	6,075
Social security expenses	1,026	1,044
Share-based payment expenses	753	949
Pension expenses	255	255
Employee-related restructuring expenses	19	18
Termination benefits	23	24
Employee benefits expenses	8,314	8,365

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(B.3) Share-Based Payments

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1–Q2 2026	Q1–Q2 2025
Cost of cloud	53	59
Cost of software licenses and support	13	16
Cost of services	108	133
Research and development	325	326
Sales and marketing	225	331
General and administration	29	84
Share-based payment expenses	753	949
Thereof cash-settled share-based payments	47	255
Thereof equity-settled share-based payments	706	695

Elevate SAP Plan / Move SAP Plan

Effective March 2026, SAP grants share units under the Elevate SAP plan, which succeeds the Move SAP plan (Move). Under the Elevate SAP plan, Restricted Stock Units (RSUs), which are subject solely to a service condition, mainly vest on a quarterly basis over a three-year period after a waiting period of 12 months (Move: six months); and Performance Share Units (PSUs), which are subject to both a service condition and the achievement of certain key performance indicators (KPIs), mainly vest annually over a three-year period (Move: on a quarterly basis after a waiting period of 12 months).

In the first half of 2026, we granted 9.8 million (first half of 2025: 5.2 million) share units. This includes 9.1 million (first half of 2025: 4.8 million) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted.

For more information about SAP’s hedge strategy related to its cash-settled share-based compensation payments, see the Notes to the Consolidated Financial Statements for 2025, Note (F.1).

Own SAP Plan

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. The number of shares purchased by our employees under this plan was 3.0 million in the first half of 2026 (first half of 2025: 1.8 million).

For more information about our share-based payments and a detailed description of our share-based payment plans, see the Notes to the Consolidated Financial Statements for 2025, Note (B.3).

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Section C – Financial Results

This section provides insight into the financial results of SAP’s reportable segments and of SAP overall, as far as not already covered by previous sections. This includes segment results and income taxes. For more information, see our Consolidated Financial Statements for 2025, Section C – Financial Results.

(C.1) Results of Segments

General Information

At the end of the first half of 2026, SAP had two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio, which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. Revenue and the cost of services arise from SAP’s training business, which is highly integrated with SAP’s product portfolio. Reltio, a newly acquired company, is part of the ATS segment, because the intention is for its platform to become a core capability within SAP BDC.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

Results of Segments

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q2 2026		Q1–Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Cloud	12,244	12,708	10,124
Software licenses	247	254	377
Software support	4,908	5,053	5,403
Software licenses and support	5,155	5,307	5,780
Cloud and software	17,399	18,014	15,904
Services	123	126	147
Total segment revenue	17,522	18,140	16,051
Cost of cloud	–2,900	–3,033	–2,433
Cost of software licenses and support	–527	–542	–561
Cost of cloud and software	–3,426	–3,576	–2,994
Cost of services	–190	–195	–198
Total cost of revenue	–3,616	–3,771	–3,192
Segment gross profit	13,906	14,369	12,859
Other segment expenses	–6,768	–6,963	–6,428
Segment profit (loss)	7,137	7,407	6,431

In the first half of 2026, the depreciation and amortization expense increased 2% (4% at constant currencies), from €345 million to €354 million.

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Core Services

€ millions (non-IFRS)	Q1–Q2 2026		Q1–Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Services	1,910	1,974	1,989
Total segment revenue	1,910	1,974	1,989
Cost of cloud	–116	–119	–53
Cost of software licenses and support	–2	–2	–8
Cost of cloud and software	–118	–121	–62
Cost of services	–1,309	–1,344	–1,393
Total cost of revenue	–1,427	–1,465	–1,455
Segment gross profit	483	509	534
Other segment expenses	–296	–303	–285
Segment profit (loss)	187	206	249

In the first half of 2026, the depreciation and amortization expense decreased slightly, by 1%, from €52 million to €51 million. On a constant currency level, the depreciation and amortization expense remained on a similar level.

Segment Revenue by Region

Applications, Technology & Support

	Q1–Q2 2026		Q1–Q2 2025
€ millions	Actual Currency	Constant Currency	Actual Currency
Germany	2,727	2,730	2,432
Rest of EMEA	5,458	5,500	4,853
EMEA	8,185	8,231	7,285
United States	5,315	5,659	5,040
Rest of Americas	1,490	1,526	1,319
Americas	6,805	7,185	6,359
Japan	699	789	706
Rest of APJ	1,833	1,935	1,701
APJ	2,532	2,724	2,407
Segment revenue	17,522	18,140	16,051

Core Services

	Q1–Q2 2026		Q1–Q2 2025
€ millions	Actual Currency	Constant Currency	Actual Currency
Germany	359	360	360
Rest of EMEA	538	541	547
EMEA	896	901	906
United States	653	697	742
Rest of Americas	139	142	119
Americas	792	838	860
Japan	75	85	83
Rest of APJ	147	151	139
APJ	222	235	222
Segment revenue	1,910	1,974	1,989

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(C.2) Reconciliation of Segment Measures to the Consolidated Income Statement

€ millions		Q1–Q2 2026	Q1–Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Total revenue for ATS segment	17,522	18,140	16,051
Total revenue for Core Services segment	1,910	1,974	1,989
Total segment revenue	19,432	20,114	18,040
Adjustment for currency impact	0	–681	0
Total revenue	19,432	19,432	18,040
Total profit for ATS segment	7,137	7,407	6,431
Total profit for Core Services segment	187	206	249
Total segment profit	7,324	7,613	6,680
Adjustment for currency impact	0	–242	0
Other expenses	–1,715	–1,761	–1,656
Adjustment for
Acquisition-related charges	–177	–177	–217
Restructuring	–19	–19	–18
Teradata litigation expenses	–29	–29
Operating profit	5,383	5,383	4,789
Other non-operating income/expense, net	–16	–16	7
Financial income, net	–119	–119	–125
Adjustment for gains and losses from equity securities, net	504	504	299
Profit before tax	5,753	5,753	4,970

(C.3) Financial Income, Net

In the first half of 2026, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €810 million (first half of 2025: €491 million), as well as interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments), and derivatives amounting to €169 million (first half of 2025: €226 million).

In the first half of 2026, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €306 million (first half of 2025: €192 million), by interest expense on financial liabilities including lease liabilities, and by negative effects from derivatives amounting to €229 million (first half of 2025: €276 million).

For more information about our financial income, net, see the Notes to the Consolidated Financial Statements for 2025, Note (C.4).

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Section D – Invested Capital

This section highlights the non-current assets including investments that form the basis of our operating activities. Additions in invested capital include separate asset acquisitions or business combinations. For more information, see our Consolidated Financial Statements for 2025, Section D – Invested Capital.

(D.1) Business Combinations

Reltio Acquisition

On March 27, 2026, SAP announced its intention to acquire 100% of Reltio Inc. (“Reltio”), a leading master data management (MDM) software provider, to help customers make their SAP and non-SAP enterprise data AI-ready. The transaction closed on May 7, 2026, following satisfaction of customary closing conditions and regulatory approvals.

The acquisition is expected to help SAP strengthen SAP BDC and expedite the solution’s evolution into a fully interoperable enterprise data platform that supports enterprise-wide agentic AI. It will also help SAP accelerate its customers’ ability to govern and expose master data as trusted and context-rich data products across multiple sources that serve both traditional analytics workloads and AI agents.

€ millions
Cash paid	979
Share-based payment awards	96
Other incurred liabilities	1
Total consideration transferred	1,076

The consideration transferred amounted to €1,076 million and the majority was paid in cash. Upon acquisition, SAP exchanged share-based payments awards (collectively referred to as “replacement awards”) held by employees of Reltio for deferred fixed cash compensation. The replacement awards represent both the vested and the earned portion of unvested equity-settled share-based payment awards previously held by Reltio’s employees as at the acquisition date. The earned portion of the unvested replacement awards attributable to pre-combination service will result in a further element of the consideration transferred and the unearned portion will be recognized as compensation expense over the respective service periods.

The acquisition of Reltio represents a business combination achieved in stages in accordance with IFRS 3. As at the acquisition date, SAP held an equity interest of 3% in the ordinary shares of Reltio, which was accounted for as a financial asset at FVTPL prior to obtaining control. In accordance with IFRS 3, the previously held equity interest was remeasured to its acquisition-date fair value.

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Reltio, as at the acquisition date:

€ millions
Intangible assets	452
Cash and cash equivalents	78
Other identifiable assets	179
Total identifiable assets	709
Other identifiable liabilities	278
Total identifiable liabilities	278
Total identifiable net assets	431
Goodwill	701
Previously held equity at FV	56
Total consideration transferred	1,076

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Given that the Reltio acquisition closed only recently, we are still in the process of identifying and measuring the Reltio assets and liabilities. Thus, the accounting for the Reltio acquisition is preliminary. This primarily relates to intangible assets and to tax assets and liabilities, but also to certain acquisition accounting–related matters such as the consideration transferred and certain accounting alignments.

Accordingly, the amounts recognized in our Consolidated Financial Statements for these items are regarded as provisional as at June 30, 2026.

The goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces. Reltio goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–	Master data management (MDM) represents a fundamental capability for SAP to deliver harmonized, governed, high-quality data across SAP and non-SAP sources to unlock superior value in the AI and application layers. With MDM integrated into SAP BDC, we empower data analysts and AI agents to operate confidently across complex enterprise processes and application systems.

–	The business combination facilitates new cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization.

The operating results and the assets and liabilities are reflected in our Consolidated Financial Statements from May 7, 2026, onwards.

The allocation of the goodwill resulting from the Reltio acquisition to our operating segments depends on how our operating segments benefit from the synergies of the Reltio business combination. For more information, see Note (D.2).

Impact of Business Combinations on Our Consolidated Financial Statements

The amounts of revenue and profit or loss of the Reltio business acquired in 2026 since the acquisition date are included in our Consolidated Financial Statements for the first half of 2026 as follows:

€ millions	2026 as Reported	Contribution of Reltio
Revenue	19,432	25
Profit after tax	4,155	–10

Had Reltio been consolidated as at January 1, 2026, our estimated pro forma revenue for the reporting period would have been €19,485 million and our estimated pro forma profit after tax would have been €4,146 million.

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative of the results of operations that would have occurred had the acquisition been in effect at the beginning of the respective periods, or of future results.

(D.2) Goodwill

The Company evaluates on an ongoing basis whether there are triggering events that would require an impairment test for goodwill through both qualitative and quantitative analyses. The €1,394 million increase in goodwill since December 31, 2025, was mainly due to the goodwill arising from the acquisition of Reltio (€701 million) and due to revaluation of amounts denominated in foreign currencies (€693 million). Our assessment of internal and external factors in the first half of 2026 led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2025. No impairment tests were performed in the first half of 2026.

Based on the expected synergies, the goodwill added through the acquisition of Reltio was provisionally allocated to the Applications, Technology & Support segment on June 30, 2026, as the initial accounting for the Reltio business combination is still preliminary (for more information, see Note (D.1)). The goodwill impairment test for the Applications, Technology & Support segment on October 1, 2025, resulted in a headroom that is significantly higher than the portion of the goodwill that was allocated to the segment. Thus, there is no impairment risk resulting from the allocation of the Reltio goodwill.

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(D.3) Property, Plant, and Equipment

Property, Plant, and Equipment (Summary)

€ millions	6/30/2026	12/31/2025
Property, plant, and equipment excluding leases	2,990	3,020
Right-of-use assets	1,514	1,477
Total	4,504	4,497

Additions	Q1–Q2 2026	Q1–Q4 2025
Property, plant, and equipment excluding leases	228	709
Right-of-use assets	181	421
Total	409	1,130

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Section E – Capital Structure, Financing, and Liquidity

This section provides information related to how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity. For more information, see our Consolidated Financial Statements for 2025, Section E – Capital Structure, Financing, and Liquidity.

(E.1) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
12/31/2024	1,228.5	–61.9
Reissuance under share-based payments	0	4.4
Purchase	0	–6.3
6/30/2025	1,228.5	–63.9

12/31/2025	1,228.5	–60.9
Reissuance under share-based payments	0	3.0
Purchase	0	–16.3
6/30/2026	1,228.5	–74.3

In January 2026, we announced a new share repurchase program with an aggregate volume of up to €10 billion and a term until December 31, 2027. As of June 30, 2026, we had repurchased 16.3 million shares at an average price of €161.16 resulting in a purchased volume of approximately €2.6 billion under the program. Further, we reissued 3.0 million treasury shares to service share-based payment awards under our Elevate SAP Plan. In the first half of 2025, we bought back 6.3 million shares and reissued 4.4 million treasury shares to service share-based payment awards under our Move SAP Plan.

Other Components of Equity

€ millions	Exchange Differences	Cash Flow Hedges	Total
12/31/2024	4,787	–15	4,772
Other comprehensive income	–4,446	156	–4,291
6/30/2025	341	141	481

12/31/2025	193	11	204
Other comprehensive income	1,056	–65	991
6/30/2026	1,249	–53	1,195

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(E.2) Liquidity

€ millions	6/30/2026
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	1,000	7,050	980	6,726	7,706
Private placement transactions	0	0	0	0	0
Commercial Paper	500	0	498	0	498
Bank loans	0	0	0	0	0
Financial debt	1,500	7,050	1,478	6,726	8,205
Lease liabilities	N/A	N/A	281	1,454	1,735
Other financial liabilities	N/A	N/A	207	361	568
Financial liabilities			1,966	8,541	10,508
Financial debt as % of financial liabilities			75	79	78

€ millions	12/31/2025
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	1,100	4,550	1,100	4,194	5,294
Private placement transactions	0	0	0	0	0
Commercial Paper	500	0	498	0	498
Bank loans	0	0	0	0	0
Financial debt	1,600	4,550	1,598	4,194	5,792
Lease liabilities	N/A	N/A	254	1,430	1,684
Other financial liabilities	N/A	N/A	198	397	594
Financial liabilities			2,050	6,021	8,070
Financial debt as % of financial liabilities			78	70	72

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Section F – Management of Financial Risk Factors

This section discusses financial risk factors and risk management. In our Half-Year report, this includes the transfers between levels of the fair value hierarchy. For more information, particularly about our risk management related to foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, liquidity risk, and other financial risk factors, see our Consolidated Financial Statements for 2025, Section F – Risk Management and Fair Value Disclosures.

(F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, the management of financial risks, and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Notes (F.1) and (F.2) in the Consolidated Financial Statements for 2025.

We do not disclose the fair value of our financial instruments as at June 30, 2026, for the following reasons:

–	For a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and

–	For those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2025.

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Section G – Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to other litigation, claims, and legal contingencies, and related party transactions. For more information, see our Consolidated Financial Statements for 2025, Section G – Other Disclosures.

(G.1) Other Litigation, Claims, and Legal Contingencies

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend the Company against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as at June 30, 2026, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Among the claims and lawsuits are the following classes (for more information about these classes, see the Notes to the Consolidated Financial Statements for 2025, Note (G.3)).

Intellectual-Property-Related Litigation and Claims

The provisions recorded for intellectual-property-related litigation and claims as at June 30, 2026, continue to be not material.

Contingent liabilities exist from intellectual-property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims (for more information, see the Notes to the Consolidated Financial Statements for 2025, Note (G.3)). Based on our past experience, most of the intellectual-property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts.

Individual cases of intellectual-property-related litigation and claims include the following:

At the end of February 2026, SAP and Teradata settled their legal dispute and agreed to withdraw all pending lawsuits. The Teradata litigation claims had been pending in the US federal court since 2018, when Teradata Corporation, Teradata US, Inc., and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc., and SAP Labs, LLC. A provision of €387 million for a potential settlement amount and related legal fees had been recognized as at December 31, 2025. As a result of the settlement, an additional expense of €29 million was recorded in the first quarter of 2026. SAP paid the full settlement amount of US$480 million (€408 million) in March 2026.

In 2023 and 2024, Celonis SE (together with its subsidiary Celonis USA, Inc., “Celonis”) sent letters to SAP setting out various concerns and allegations. In 2025, SAP filed a negative declaratory judgment action in Germany denying Celonis’ allegations. In March 2025, Celonis filed a lawsuit in the US federal court in California, alleging that SAP had violated USsn antitrust and competition laws relating to SAP’s sale of products from its subsidiary Signavio, and in SAP’s communications to SAP customers and the market concerning SAP’s policies for data access. Celonis requested a preliminary injunction against SAP requiring SAP to allow Celonis to continue to use its data extraction tool, and requiring SAP to retract or correct the alleged misstatements. The parties reached an agreement on June 5, 2025, whereby Celonis withdrew its request for a preliminary injunction. While the US court initially dismissed the majority of Celonis’ claims in June 2025, it allowed additional claims to proceed in October 2025, after Celonis amended its complaint. SAP subsequently filed patent counterclaims against Celonis in November 2025. The trial is currently scheduled to begin on September 13, 2027. In May 2026, Celonis added trade secret claims to its US lawsuit, alleging that SAP hired a former Celonis employee who brought confidential information to SAP. On June 25, 2026, the court allowed Celonis to add these claims. Celonis also filed a complaint against SAP in Germany (Munich), alleging unfair competition. In addition, both SAP and Celonis have initiated several patent cases in various courts in the United States (Eastern District of Texas and Delaware) and in Germany (Munich and Dusseldorf). Additionally, SAP is currently engaged in a constructive dialogue with the German Federal Cartel Office (FCO – Bundeskartellamt) regarding a complaint raised by Celonis. We are providing the FCO with comprehensive legal and factual arguments to support SAP’s position. Celonis has stated that it will seek damages from SAP based on its various claims. At present, Celonis has not made any formal monetary demands of SAP in connection with its claims in Germany or with any patent claims. In its US antitrust case, Celonis is currently seeking damages of around US$70 million (around €61 million as at June 30, 2026).

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Competition Law Claims

In September 2025, the European Commission (EC) started formal proceedings concerning SAP’s on-premise maintenance and support policies, which are based on long-established standards that are common across the global software sector. The investigation did not relate to or affect our cloud offerings. To address the EC’s concerns and to end the formal proceedings, SAP suggested remedies which were market-tested by the EC in 2025. After the market test, the Commission and SAP continued their constructive and cooperative dialogue to finalize the commitments. On July 9, 2026, the EC adopted a decision which declared SAP's commitments legally binding, thereby concluding its competition investigation into certain aspects of SAP's on-premise maintenance and support practices. SAP is required to implement the commitments within a period of three months after the EC’s decision.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of income taxes as well as other taxes, we are involved in various proceedings with foreign tax authorities, for which we have not recorded a provision, as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. Based on our assessment of whether a revaluation of our judgment is required, as of June 30, 2026, we see no material change relative to the disclosures in our Integrated Report 2025.

(G.2) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold or have held positions of significant responsibility with other entities (for more information, see the Notes to the Consolidated Financial Statements for 2025, Note (G.4)).

	Executive Board Members		Supervisory Board Members[1]		Companies Controlled by Supervisory Board Members[1]		Associated Entities
€ millions	Q1–Q2 2026	Q1–Q2 2025	Q1–Q2 2026	Q1–Q2 2025	Q1–Q2 2026	Q1–Q2 2025	Q1–Q2 2026	Q1–Q2 2025
Products and services provided	N/A	N/A	N/A	N/A	N/A	N/A	29	18
Products and services received	N/A	N/A	1[2]	1[2]	N/A	N/A	43	37
Sponsoring and other financial support provided	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Outstanding balances on 6/30 (Vendors)	N/A	N/A	N/A	N/A	N/A	N/A	3	5
Outstanding balances on 6/30 (Customers)	N/A	N/A	0	0	N/A	N/A	3	2

1 At the Annual General Meeting of shareholders on May 5, 2026, Gerhard Oswald and Gunnar Wiedenfels stepped down from the Supervisory Board, and René Obermann and Michael Gregoire joined. The resulting changes in Supervisory Board members and companies controlled by them are reflected in the data collection for this table.

2 Including services from employee representatives on the Supervisory Board in their capacity as employees of SAP.

For more information about related party transactions, see the Notes to the Consolidated Financial Statements for 2025, Note (G.6).

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(G.3) Events After the Reporting Period

Dremio Acquisition

On May 4, 2026, SAP announced its intention to acquire 100% of Dremio Corporation (“Dremio”), an open, high-performance data lakehouse platform built to accelerate agentic AI. The transaction closed on July 6, 2026, following satisfaction of customary closing conditions and regulatory approvals. The acquisition is intended to accelerate SAP's agentic AI strategy and enhance customers’ ability to combine SAP and non-SAP data for analytical and AI workloads in real time.

Dremio will be consolidated in SAP’s consolidated financial statements from the acquisition date onward. The cash consideration transferred amounts to approximately €0.5 billion, representing the main portion of the consideration transferred.

The initial accounting for the business combination, including the determination of the final consideration transferred, the measurement of identifiable intangible assets and resulting goodwill, is incomplete given the short period of time between the acquisition date and issuance of this report.

Prior Labs Acquisition

On May 4, 2026, SAP announced its intention to acquire 100% of Prior Labs GmbH, (“Prior Labs”), a pioneer of tabular foundation models (TFMs). The transaction closed on July 16, 2026, following satisfaction of customary closing conditions and regulatory approvals.

With Prior Labs, SAP will deliver TFMs with predictive capability that understand tables natively, learning statistical reasoning directly from data and will power agentic AI systems capable of understanding high-level goals, combining tables, language and images to reason, integrate domain knowledge, infer causality and adapt dynamically. SAP is committed to invest to scale Prior Labs into a globally leading frontier AI lab for structured data.

Prior Labs will be consolidated in SAP's consolidated financial statements from the acquisition date onward. The consideration paid in cash amounts to approximately €0.4 billion and represents the majority of the consideration transferred.

The initial accounting for the business combination, including the determination of the final consideration transferred, the measurement of identifiable intangible assets and resulting goodwill, is incomplete given the short period of time between the acquisition date and issuance of this report.

(G.4) Scope of Consolidation

Entities Consolidated in the Financial Statements

Total
12/31/2025	216
Additions	6
Disposals	–6
6/30/2026	216

The additions in the first half of 2026 relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to liquidations and mergers of legal entities.

For more information about our business combinations and divestitures, and their effect on our Consolidated Financial Statements, see the SAP Integrated Report 2025.

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Release of the Consolidated Half-Year Financial Statements

The Executive Board of SAP SE approved these Consolidated Half-Year Financial Statements on July 22, 2026, for submission to the Audit and Compliance Committee of the Supervisory Board and for subsequent issuance.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for Half-Year financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year.

Walldorf, July 22, 2026

SAP SE

Walldorf, Germany

The Executive Board

Christian Klein	Muhammad Alam

Dominik Asam	Thomas Saueressig

Sebastian Steinhaeuser	Gina Vargiu-Breuer

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Supplementary Financial Information

Reconciliation of Non-IFRS Numbers to IFRS Numbers – Half Year

Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026			Q1–Q2 2025	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	12,244	464	12,708	10,124	21	26
Software licenses	247	7	254	377	–34	–33
Software support	4,908	145	5,053	5,403	–9	–6
Software licenses and support	5,155	151	5,307	5,780	–11	–8
Cloud and software	17,399	615	18,014	15,904	9	13
Services	2,033	66	2,100	2,136	–5	–2
Total revenue	19,432	681	20,114	18,040	8	11

Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026					Q1–Q2 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–3,130	54	–3,076			–2,570	48	–2,523	22	22
Cost of software licenses and support	–559	9	–550			–605	0	–605	–8	–9
Cost of cloud and software	–3,688	63	–3,625			–3,176	48	–3,128	16	16
Cost of services	–1,543	0	–1,544			–1,638	1	–1,637	–6	–6
Total cost of revenue	–5,232	63	–5,169			–4,813	48	–4,765	9	8
Gross profit	14,201	63	14,263	482	14,746	13,226	48	13,275	7	7	11
Research and development	–3,546	2	–3,543			–3,291	3	–3,288	8	8
Sales and marketing	–4,455	114	–4,341			–4,391	163	–4,228	1	3
General and administration	–762	28	–734			–719	2	–717	6	2
Restructuring	–19	19	0			–18	18	0	8	N/A
Other operating income/expense, net	–36	0	–36			–19	0	–19	86	86
Total operating expenses	–14,049	226	–13,823	–439	–14,262	–13,251	235	–13,016	6	6	10

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SAP Half-Year Report 2026

Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026					Q1–Q2 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	5,383	226	5,609	242	5,852	4,789	235	5,024	12	12	16
Other non-operating income/expense, net	–16	0	–16			7	0	7	N/A	N/A
Finance income	1,000	–810	191			722	–491	231	39	–17
Finance costs	–615	306	–309			–548	192	–356	12	–13
Financial income, net	385	–504	–119			175	–299	–125	>100	–5
Profit (loss) before tax	5,753	–277	5,475			4,970	–64	4,906	16	12
Income tax expense	–1,597	–48	–1,645			–1,425	–53	–1,478	12	11
Profit (loss) after tax	4,155	–325	3,830			3,545	–117	3,428	17	12
Attributable to owners of parent	4,112	–279	3,833			3,477	–45	3,432	18	12
Attributable to non-controlling interests	44	–46	–3			68	–72	–4	–36	–36

Key Ratios
Operating margin (in %)	27.7		28.9		29.1	26.5		27.8	1.2pp	1.0pp	1.2pp
Effective tax rate (in %)[1]	27.8		30.0			28.7		30.1	–0.9pp	–0.1pp
Earnings per share, basic (in €)	3.55		3.31			2.98		2.94	19	12

1 In the first half of 2026 and 2025 the difference between our effective IFRS tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities.

Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q2 2026	Q1–Q2 2025
Net cash flows from operating activities	6,666	6,357
Purchase of intangible assets and property, plant, and equipment	–354	–358
Proceeds from sales of intangible assets and property, plant, and equipment	55	78
Payments of lease liabilities	–117	–138
Free cash flow	6,250	5,939

Net cash flows from investing activities	–920	–673
Net cash flows from financing activities	–3,545	–6,742

Non-IFRS Adjustments Actuals and Estimates – Half Year

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2026	Q1–Q2 2026	Q1–Q2 2025
Profit (loss) before tax (IFRS)		5,753	4,970
Adjustment for acquisition-related charges	340–420	177	217
Adjustment for restructuring expenses	0–20	19	18
Adjustment for the Teradata litigation expenses	29	29	0
Adjustment for gains and losses from equity securities, net	N/A1	–504	–299
Profit (loss) before tax (non-IFRS)		5,475	4,906

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the half year without unreasonable efforts. This item could, however, have a material impact on our non-IFRS measures below operating profit.

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Non-IFRS Adjustments by Functional Areas – Half Year

€ millions	Q1–Q2 2026					Q1–Q2 2025
	IFRS	Acquisition-Related	Restruc-turing	Teradata litigation	Non-IFRS	IFRS	Acquisition-Related	Restruc-turing	Teradata litigation	Non-IFRS
Cost of cloud	–3,130	45	0	9	–3,076	–2,570	48	0	0	–2,523
Cost of software licenses and support	–559	0	0	9	–550	–605	0	0	0	–605
Cost of services	–1,543	0	0	0	–1,544	–1,638	1	0	0	–1,637
Research and development	–3,546	2	0	0	–3,543	–3,291	3	0	0	–3,288
Sales and marketing	–4,455	114	0	0	–4,341	–4,391	163	0	0	–4,228
General and administration	–762	17	0	12	–734	–719	2	0	0	–717
Restructuring	–19	0	19	0	0	–18	0	18	0	0
Other operating income/expense, net	–36	0	0	0	–36	–19	0	0	0	–19
Total operating expenses	–14,049	177	19	29	–13,823	–13,251	217	18	0	–13,016

Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions	Q1–Q2 2026			Q1–Q2 2025	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	5,321	44	5,366	4,195	27	28
Americas	5,147	284	5,431	4,446	16	22
APJ	1,775	136	1,911	1,483	20	29
Cloud revenue	12,244	464	12,708	10,124	21	26
Cloud and Software Revenue by Region
EMEA	8,119	45	8,165	7,208	13	13
Americas	6,765	379	7,143	6,315	7	13
APJ	2,515	191	2,706	2,382	6	14
Cloud and software revenue	17,399	615	18,014	15,904	9	13
Total Revenue by Region
Germany	3,086	3	3,089	2,791	11	11
Rest of EMEA	5,996	46	6,042	5,400	11	12
Total EMEA	9,082	49	9,131	8,191	11	11
United States	5,968	388	6,356	5,781	3	10
Rest of Americas	1,629	39	1,668	1,437	13	16
Total Americas	7,597	427	8,024	7,219	5	11
Japan	773	101	873	789	–2	11
Rest of APJ	1,980	105	2,085	1,841	8	13
Total APJ	2,753	206	2,959	2,630	5	12
Total revenue	19,432	681	20,114	18,040	8	11

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SAP Half-Year Report 2026

Additional Information

Financial Calendar

October 21, 2026

Third-quarter 2026 earnings release, conference call for financial analysts and investors.

Investor Services

Additional information about this Half-Year report is available online at www.sap.com/investors, including the official quarterly statement, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

Visit https://www.sap.com/investors/en/financial-documents-and-events.html to access the following publications:

–	SAP Integrated Report (IFRS, PDF, www.sapintegratedreport.com)

–	SAP Annual Report on Form 20-F (IFRS, PDF)

–	SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

–	Half-Year Report (IFRS, PDF)

–	Quarterly Statements (IFRS, PDF)

Our Investor Relations website at www.sap.com/investors provides in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need.

For sustainability reasons and faster distribution, SAP decided to refrain from printing reports.

You can reach us by phone at +49 6227 7-67336, or email us at investor@sap.com.

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Addresses

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel.: +49 6227 7-47474

Internet: www.sap.com

Email: info@sap.com

The addresses of all our international subsidiaries and sales partners are available on our public website at https://www.sap.com/about/company/office-locations.html

Information About Content

Investor Relations

Tel.: +49 6227 7-67336

Email: investor@sap.com

LinkedIn: https://www.linkedin.com/showcase/sap-investor-relations/

Internet: www.sap.com/investors

Imprint

Overall responsibility:

SAP SE

Global Accounting, Reporting & Tax

Published on July 23, 2026.

The German version of this Half-Year Report can be found at https://www.sap.com/investors/de/financial-documents-and-events.html

Copyright Usage in Collateral

© 2026 SAP SE or an SAP affiliate company. All rights reserved. No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE or an SAP affiliate company. SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see https://www.sap.com/trademark for additional trademark information and notices.

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